#313, 3 – 11 Bellrose Dr.

St. Albert, Alberta Canada T8N 5C9

Phone: 780-498-2289 Fax: 780-973-6314

www.goldtechmining.com

VIA FACSIMILE

# 202-772-9206

Attn: Angela Halac

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

June 10, 2005

Re:	Response to Review of Form 8-K filed 05/02/2005
File No. 002-95836-NY

Dear Angela:

This will serve as the response to your letter dated May 13, 2005 reviewing Goldtech Mining’s Form 8-K filed on 05/02/2005.

In response to item 1, Goldtech will file a Form 8-KA (attached) as soon as possible which discloses that the Board of Directors approved the change of accountants in accordance with Item 304(a)(1)(iii) of Regulation S-B.

In response to item 2, Goldtech will filed a Form 8-KA (attached) as soon as possible which discloses references to fiscal years ending December 31, 2002 and 2003 relating to the reports issued to the former accountants for each of the past two years.

In response to item 3, Goldtech attempted to contact the former accountants on several occasions between February and April 2005. On May 2, 2005, the Registrant notified the former accountants and received confirmation of receipt of disclosure. The Registrant provided a copy of the disclosure per Item 304 of Regulation S-B and requested that the former accountant review Item 4 of Form 8K dated May 2, 2005 and supply a letter to the Commission per Section 3.04 of Regulation S-B in sufficient time to be able to file it within 10 days. As of the date of this amended filing the Registrant has not received the requested letter.

The Registrant, Goldtech, acknowledges that following:

•	The registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tracy Kroeker

Tracy Kroeker

President

Encl. Form 8-KA